December 12, 2007

Karen J. Garnett, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

              Re:          HD Partners Acquisition Corporation

                              File No. 001-32890

Dear Ms. Garnett:

This letter is written in response to the conversation conducted today, December 12, 2007 at approximately 2:30 pm EST between Duc Dang, Esq. of the Securities and Exchange Commission (the “Commission”) and Douglas S. Ellenoff, Esq. of Ellenoff Grossman & Schole LLP with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by HD Partners Acquisition Corporation (the “Company”).

Please note that the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact me via telephone at (310) 452 8300 or via facsimile at (310) 459-5445 or contact either Douglas S. Ellenoff or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,

/s/ Bruce Lederman
Bruce Lederman
Secretary

cc:           Douglas S. Ellenoff, Esq.

                Chris Celano, Esq.

                Steven Cox

                Robert Meyers

                Larry Chapman